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                        TOTAL RENAL CARE HOLDINGS, INC.

                                                                      EXHIBIT 11

                       COMPUTATION OF PER SHARE EARNINGS



  During the period from October 1, 1994 to November 2, 1995 the Company issued approximately 2,594,000 shares of Common Stock and options at prices significantly below the offering price of the Company's initial public offering. Such shares and common stock equivalents have been included in the number of shares outstanding from June 1, 1994 (including the quarter ended March 31, 1995) until November 2, 1995 using the Treasury Stock method with an offering price of $15.50 per share.

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
                                                   THREE MONTHS ENDED   THREE MONTHS ENDED
                                                      MARCH 31, 1996       MARCH 31, 1995
                                                   ------------------   ------------------
Applicable Common Shares:
   Average outstanding during the period              $22,351,000           $13,847,000
   Outstanding stock options                              773,000             1,554,000
   Reduction in shares in connection with notes
     receivable from employeess                           (89,000)              (48,000)
                                                      -----------           -----------
Weighted average number of shares outstanding          23,035,000            15,353,000
                                                      ===========           ===========
Net income                                            $ 4,276,000           $ 1,001,000
                                                      ===========           ===========
Net earnings per share                                $      0.19           $      0.07
                                                      ===========           ===========

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